Exhibit 1.01

Greif, Inc.
Conflict Minerals Report
For the Calendar Year Ended December 31, 2022

Introduction

This Conflict Minerals Report has been prepared in connection with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, wolframite, gold and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

Company and Product Overview

As used in this report, the terms “Greif,” the “Company,” “we,” “us,” “it,” and “our” refer to Greif, Inc. and its subsidiaries during the 2022 calendar year. Greif is a global leader in industrial packaging and produced the following products: rigid industrial packaging products that include steel, plastic and fibre containers, reconditioned containers, intermediate bulk containers and packaging accessories such as closure systems, flanges, plugs, caps and capseals, screwcaps and nozzles; flexible packaging products such as flexible intermediate bulk containers; and paper products such as containerboard, corrugated sheets, corrugated containers, uncoated recycled paperboard, coated recycled paperboard, tubes and cores, and a diverse mix of specialty products. Based upon our internal assessment, the flexible packaging products and paper products we produce are composed primarily of resin, pulpwood, old corrugated containers for recycling, containerboard and paperboard and do not contain conflict minerals. In addition, our reconditioned container products are manufactured from post-industrial used packaging, which is a recycled source. Accordingly, for the purposes of this assessment only rigid industrial packaging products (excluding reconditioned products) and packaging accessories were considered.

Reasonable Country of Origin Inquiry

We have conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) designed to determine whether the necessary 3TG used in our products contain conflict minerals originated in the Democratic Republic of the Congo or an adjoining country or were from recycled or scrap sources. We maintained a system of controls designed to promote transparency over the conflict minerals in our supply chain. We identified suppliers that were considered in-scope for supplying us 3TG and subject to the RCOI. Through communications with our suppliers, we attempted to identify smelters and refiners of conflict minerals that may be utilized in the materials supplied to us.

Due Diligence in our Supply Chain

We reviewed our product specifications and our global supply chain records to identify the use of conflict minerals in our products in accordance, and in all material respects, with the general principles of the Organization for Economic Co-Operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”). We have adopted a methodology framework and due diligence process that is materially based on the internationally recognized Five Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain contained in the OECD Guidance (the “OECD Framework”). The five steps of the OECD Framework are to:

•Establish strong company management systems;
•Identify and access risk in the supply chain;
•Design and implement a strategy to respond to identified risks;
•Carry out independent third-party audits of supply chain due diligence; and
•Report annually on supply chain due diligence.

Greif has taken the following actions in furtherance of the implementation of this methodology framework and due diligence process as described below:

OECD Step 1: Establish strong company management systems

Policy: Greif is an organization with strong values of responsibility and integrity. Our Code of Conduct contains the general guidelines for conducting business with the highest standards of ethics that applies to all employees and every business decision wherever Greif operates in the world. Our Code of Conduct sets forth our commitment to conduct business in compliance with all laws and regulations.

Greif is committed to responsible and ethical sourcing of raw materials globally in support of human rights, labor, health and safety and in accordance with all applicable laws and regulations. This commitment includes our efforts to responsibly source 3TG in our supply chain. Greif expects all suppliers, including their agents and subcontractors, to comply with our Supplier Code of Conduct. This includes compliance with labor and human rights laws and ethically procuring raw materials. Greif updates its Supplier Code of Conduct every several years to ensure we are aligning our supply base with our values and updating requirements as due diligence regulations evolve.

In addition to the Supplier Code of Conduct, Greif has adopted a Conflict Minerals Policy Statement that reflects our dedication to working with our customers and suppliers to source in a responsible manner the materials we use in manufacturing our products. Greif’s Conflict Minerals Policy Statement guides our risk management and due diligence efforts. In accordance with our Conflict Minerals Policy Statement, we require that our suppliers (a) assist us in complying with the SEC regulations related to conflict minerals by providing reasonably requested information from time to time and (b) undertake all reasonable due diligence within their supply chains to determine the origin of conflict minerals and meet all applicable SEC reporting requirements. In addition, the Conflict Minerals Policy Statement requires our suppliers to (c) establish conflict minerals policies that affirm our commitment to ethical business practices and that are consistent OECD Framework, and (d) cooperate with Greif and/or its representatives in connection with any on-site inspections or audits of suppliers’ due diligence procedures and systems related to conflict minerals, although those components of the policy have not yet been implemented.

Internal Teams: Greif has assembled an internal team of individuals from various functional areas within the organization to execute the ongoing process of supply chain due diligence under the supervision of senior management personnel. This team is responsible for implementing our conflict minerals compliance strategy and maintaining a system of controls and transparency over Greif’s supply chain. In organizing and conducting our annual 3TG data gathering, the team works to maintain a strong supply chain management system by (i) identifying Greif’s first-tier suppliers of 3TG and 3TG containing products; (ii) requesting information from these suppliers regarding their upstream suppliers and smelters, as well as their conflict minerals policies and due diligence procedures; and (iii) continuous communication of Greif’s ongoing expectations of its suppliers relating to conflict minerals.

Supplier Engagement: Greif ensures that all suppliers have access to the Supplier Code of Conduct through our purchase agreements, contracts, or our public website. In addition, we communicate with our direct suppliers who may supply 3TG to reinforce expectations as they relate to conflict minerals.

Grievance Mechanism: Greif maintains a company level grievance mechanism that is available to any internal or external party. Suppliers have access to this grievance mechanism through the Supplier Code of Conduct. At any time, a party can submit violations and concerns by telephone or web portal.

Links to the Greif, Inc. Code of Conduct can be found at www.investor.greif.com/corporate-governance/governance-documents and links to the Conflict Minerals Policy Statement and Supplier Code of Conduct can be found under the Code of Conduct section at www.greif.com/code-of-conduct/.

OECD Step 2: Identify and access risk in the supply chain

Greif conducted an internal review across all of our business operations worldwide to identify relevant first-tier raw material suppliers in our RCOI. The Company’s technical experts, production managers and other employees reviewed the key components and raw materials contained in the products manufactured by the Company. Our analysis found that a limited number of Greif’s rigid industrial packaging products contain tin, tin plate or electrolytic tin coatings (a) as a food contact material, (b) as a rust inhibitor, (c) to provide chemical resistance, (d) to improve processability; or (e) to improve paint adhesion, making them necessary for the functionality of the applicable product.

Those products include:

•Tin-lined open head drums;
•Tinplate drums;

•Tinplated open head and tight head pails;
•Various packaging accessories and closure products containing or coated with tin (flanges, plugs, paint caps, capseals, nozzles and screwcaps).

After identifying the products that include 3TG, Greif mapped the materials used from our respective suppliers. Due to the complexity of our supply chain we contacted our first-tier suppliers in an attempt to trace the origin of the 3TG used in Greif products to the applicable smelting facility. Greif relied on its first-tier suppliers to provide information on the origin of its conflict minerals. We gather information from our suppliers regarding conflict minerals annually. In 2022, 3TG materials were purchased by the Company from 15 separate suppliers. Each supplier was requested to complete a standardized conflict minerals reporting template developed by the Responsible Minerals Initiative (“RMI”) (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a supplier’s conflict-free policy, engagement with its direct upstream suppliers, and a listing of the smelters the supplier and its upstream suppliers use. Written instructions and recorded training illustrating the use of the Template are available on the RMI website. The Template has been widely adopted by many companies in their due diligence processes related to conflict minerals.

OECD Step 3: Design and implementation of a strategy to respond to identified risks

Upon receipt of the completed Templates or alternative data and certifications received from our first-tier suppliers, all information was reviewed for completeness, accuracy, inconsistencies and “red flags” (as defined in the OECD Framework) and all reported 3TG smelting facilities were compared to RMI’s independently verified list of smelters and refiners that are conformant with the Responsible Minerals Assurance Process (“RMAP”) assessment protocols. We rely, in good faith, on our supplier responses to provide us with information about the source of conflict minerals contained in the materials supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. No “red flags” were identified in this process and we determined that our greatest risk resides with the suppliers who failed to complete the Template or to identify smelters in their response to our request. In many cases, this exercise was repeated several times.

OECD Step 4: Independent third-party audits

Greif does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of the entities that provide our supply chain with 3TG materials. However, we do rely upon independent industry resources, (for example, RMI) and other certifying organizations efforts to provide conflict-free audit certifications and to influence smelters and refineries to undergo a third-party independent audit and become designated as a RMAP conformant smelter which has been verified to have systems in place to responsibly source minerals.

OECD Step 5: Report on supply chain due diligence

Greif has compiled its results and filed this Conflict Minerals Report in accordance with Rule 13p-1 through the use of the Form SD and Attachment A. Further information is also available by reviewing the Greif Conflict Minerals Policy Statement which is located under the Code of Business Conduct and Ethics section at www.greif.com/code-of-conduct/.

CMRT and Due Diligence Results for the 2022 Calendar Year.

15 first-tier 3TG suppliers were contacted as part of our due diligence process and asked to complete the Template. Greif received responses from 14 of our 15 first-tier suppliers. 10 first-tier suppliers completed the Template, 4 first-tier suppliers partially completed the Template or submitted other data or certifications and 1 first-tier supplier failed to respond after repeated requests, a response rate of 93%. Of the 30 smelters identified by our suppliers as the origin of 3TG materials used in our products, 27 were contained on the RMAP list as conformant with the relevant RMAP standards and 3 were not. In addition, 5 suppliers failed to identify the smelter(s) supplying them with tin. Therefore, we do not have sufficient information to conclusively identify all of the smelters or mines of origin that produce the tin that is used in our products. In addition, due to the nature of this supply chain being multi-tiered, some of the smelters or mines of origin reported may not be specific to Greif’s supply chain. For the list of possible smelters and refineries in Greif’s supply chain, please see Attachment A to this Conflict Minerals Report.

Steps Greif Will Take Subsequent to the End of Calendar Year 2022.

Our due diligence and risk assessment process discussed above is ongoing. As Greif continues to conduct due diligence on its products and implement the Conflict Minerals Policy Statement within our global supply chain organization and processes, we will continue to develop and refine procedures including:

•improve engagement with our suppliers to maintain our response rates and the quality of the responses;
•continue to pursue our sustainability goals announced as part of our sustainability program to utilize less virgin raw materials, including tin;
•make available conflict minerals training provided by RMI;
•continue to monitor and if any supplier is found to not have met our supplier expectations set forth in our Conflict Minerals Policy or Supplier Code of Conduct we may, if possible, engage other suppliers to establish an alternative source of supply of 3TG.

Independent Private Sector Audit.

The information in this report has not been audited by an independent private sector auditor.

This Conflict Minerals Report contains certain forward-looking information, within the meaning of the Private Securities Litigation Reform Act of 1995. The words “may,” “will,” “expect,” “intend,” and “continue,” or the negative thereof and similar expressions, among others, identify forward-looking statements. All forward looking statements are based on information currently available to management. Such forward-looking statements are subject to certain risks and uncertainties that could cause events and the Company’s actual results to differ materially from those expressed or implied. The Company assumes no obligation to update any forward-looking statements.

Attachment A – Smelter List

Mineral	Smelters Identified by 1st Tier Suppliers	Smelter Location	RMAP Conformant[1]
Tin	Chengfeng Metals Co. Pte. Ltd.	China	Yes
Tin	China Tin Group Co., Ltd.	China	Yes
Tin	CNMC (Guangxi) PGMA Co., Ltd	China	No
Tin	Empresa Metalurgica (EM) Vinto	Bolivia	Yes
Tin	Estanho de Rondonia S.A.	Brazil	Yes
Tin	Fenix Metals	Poland	Yes
Tin	Gejiu Kai Meng Industry and Trade LLC	China	No
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China	Yes
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd	China	Yes
Tin	Jiangxi New Nanshan Technology Ltd.	China	Yes
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	Yes
Tin	Melt Metais e Ligas S.A.	Brazil	No
Tin	Metallo Belgium N.V.	Belgium	Yes
Tin	Mineração Taboca S.A.	Brazil	Yes
Tin	Minsur	Peru	Yes
Tin	O.M. Manufacturing Philippines, Inc.	Philippines	Yes
Tin	Operaciones Metalurgicas S.A.	Bolivia	Yes
Tin	PT Artha Cipta Langgeng	Indonesia	Yes
Tin	PT ATD Makmur Mandiri Jaya	Indonesia	Yes
Tin	PT Bangka Serumpun	Indonesia	Yes
Tin	PT Mitra Stania Prima	Indonesia	Yes
Tin	PT Refined Bangka Tin	Indonesia	Yes
Tin	PT Timah Tbk Kundur	Indonesia	Yes
Tin	PT Timah Tbk Mentok	Indonesia	Yes
Tin	Rui da Hung	Taiwan, Province of	Yes
Tin	Thailand Smelting & Refining Co. Ltd. (THAISARCO)	Thailand	Yes
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	China	Yes
Tin	Tin Technology & Refining	United States of America	Yes
Tin	White Solder Metalurgia e Mineraçào Ltda.	Brazil	Yes
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China	Yes

1 If designated as “Yes” above, the tin smelter was found to be conformant to the standards set forth by RMAP as of May 16, 2023.